

April 2, 2012

<u>Via E-mail</u>
Mr. Paul J. Masschelin
Principal Financial Officer
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, AB, T2P 3M9
Canada

> **Re: Imperial Oil Limited**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 000-12014**

Dear Mr. Masschelin:

　　We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>Proved undeveloped reserves, page 5</u>

1.　　Tell us whether any of your reserves have been classified as undeveloped for five years or more. If so, quantify these reserves and explain the reasons the fields have remained undeveloped for an extended period of time; it should be clear how you had complied with Rule 4-10(a)(31)(ii) of Regulation S-X upon initial recognition, and why you have not provided disclosure pursuant to Item 1203(d) of Regulation S-K.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief